PRESS RELEASE
For Immediate Release
Vivendi Universal Exchangeco Inc. changes its name to Vivendi Exchangeco Inc.
TORONTO – May 16, 2006 - Vivendi Universal Exchangeco Inc. (TSX:VUE) announced today that it has changed its corporate name to Vivendi Exchangeco Inc. in connection with the change of name of its parent company to Vivendi S.A.
Following the corporate name change, Vivendi Exchangeco Inc. will continue to trade on the TSX under the stock ticker symbol VUE.
CONTACTS:

Media	Investor Relations

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Flavie Lemarchand-Wood	Eileen McLaughlin
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Paris	Paris
Antoine Lefort	Daniel Scolan
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Alain Delrieu	Edouard Lassalle
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